SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934
                       (Amendment No. 9)*


                     STEEL TECHNOLOGIES INC.
                        (Name of Issuer)


                   COMMON STOCK, NO PAR VALUE
                 (Title of Class of Securities)


                           858147 10 1
                         (CUSIP Number)

                   Year ended 1999 - 12/31/99
                         (Date of Event)

[X ]  Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                (Continued on following page(s))

                        Page 1 of 4 Pages
CUSIP No. 858147 10 1    13G

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Merwin J. Ray
          ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a)  [  ]
          (b)  [  ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.   SOLE VOTING POWER
          1,425,727

6.   SHARED VOTING POWER
          - 0 -

7.   SOLE DISPOSITIVE POWER
          1,396,883

8.   SHARED DISPOSITIVE POWER
          28,844

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,425,727

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES
          [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          13.00%

12.  TYPE OF REPORTING PERSON
          IN
                        Page 2 of 4 Pages
ITEM 1.   NAME OF ISSUER
          (a),(b) The name of the issuer of the securities covered by this statement is Steel Technologies Inc. The issuer's principal executive offices are located at 15415 Shelbyville Road, Louisville, Kentucky 40245.

ITEM 2.   NAME OF PERSON FILING
          (a),(b),(c)  The name of the person filing this
          statement is Merwin J. Ray, whose principal business address is 15415 Shelbyville Road, Louisville, Kentucky
          40245.  Mr. Ray is a citizen of the United States.

          (d),(e) The title of the class of securities covered by this statement is Common Stock, no par value. The
          CUSIP Number of the Common Stock is 858147 10 1.

ITEM 3.   STATEMENTS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B)
          Not applicable

ITEM 4.   OWNERSHIP
          (a),(b),(c) The number of shares of Common Stock beneficially owned by Mr. Ray as of December 31, 1996 was 1,425,727 (13.00% of the total shares outstanding), including 28,844 shares held by Mr. Ray's wife and 47,500 shares subject to outstanding options under the company's Incentive Stock Option Plan which were exercisable as of or within 60 days of December 31, 1999. All of such shares are held with sole voting power. Mr. Ray shares investment power over the 28,844 shares held by his wife.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
          Not applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON
          Not applicable

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
          WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
          PARENT HOLDING COMPANY

          Not applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
          GROUP
          Not applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP
          Not applicable

                        Page 3 of 4 Pages

ITEM 10.  CERTIFICATION

          Not applicable


                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  February 4 , 2000


                              /s/ Merwin J. Ray
                              -----------------------------------
                              Merwin J. Ray


















                        Page 4 of 4 Pages